                                                               [GRAPHIC OMITTED]
                                                                         ST PAUL
                                                                       TRAVELERS

                                DISCLOSURE NOTICE

                      TERRORISM RISK INSURANCE ACT OF 2002

                       REJECTION OF OUR OFFER OF COVERAGE

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You did not accept our offer of coverage for  certified  acts of  terrorism,  as defined  in and  certified  under  the  Terrorism  Risk  Insurance  Act of 2002.
Therefore,  this policy does not provide such coverage. This policy contains one or more exclusions that apply to certified acts of terrorism.

If you were not made  aware of our  offer  of  coverage  for  certified  acts of terrorism,  or believe  that this  notice was  included in this policy in error, please notify your agent or broker immediately.

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Name of Insured: BRIDGEWAY FUNDS, INC

Policy Number: 442PB0572

Effective Date: 06/30/06

Processing Date: 07/06/06 11:45 001

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D0101 Ed. 11-02
(c) 2002 The St. Paul Travelers Companies, Inc. All Rights Reserved

                                  Page 1 of 1

[GRAPHIC OMITTED]
ST PAUL
TRAVELERS

                         INVESTMENT COMPANY BLANKET BOND

                   St. Paul Fire and Marine Insurance Company
                         St. Paul, Minnesota 55102-1396
             (A Stock Insurance Company; herein called Underwriter)

DECLARATIONS                                                  BOND NO. 442PB0572
Item 1. Name of Insured (herein called Insured):

         BRIDGEWAY FUNDS, INC
         Principal Address:

         5615 KIRBY DRIVE, SUITE 518
         HOUSTON, TEXAS 77005

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Item 2. Bond Period  from 12:01 a.m.  on 06/30/06 to 12:01 a.m. on 06/30/07  the effective date of the termination or cancellation  of the bond, standard time at the Principal Address as to each of said dates.
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Item 3.  Limit of Liability
         Subject to Sections 9, 10 and 12 hereof:
                                                       Limit of       Deductible
                                                      Liability          Amount
Insuring Agreement A - FIDELITY                       $2,500,000        $10,000
Insuring Agreement B - AUDIT EXPENSE                  $   25,000        $ 5,000
Insuring Agreement C - PREMISES                       $2,500,000        $10,000
Insuring Agreement D - TRANSIT                        $2,500,000        $10,000
Insuring Agreement E - FORGERY OR ALTERATION          $2,500,000        $10,000
Insuring Agreement F - SECURITIES                     $2,500,000        $10,000
Insuring Agreement G - COUNTERFEIT CURRENCY           $   25,000        $ 5,000
Insuring Agreement H - STOP PAYMENT                   $   25,000        $ 5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF
                       DEPOSIT                        $   25,000        $ 5,000
OPTIONAL COVERAGES ADDED BY RIDER:
COMPUTER SYSTEMS

If "Not Covered" is inserted above opposite any specified  Insuring Agreement or
Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
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Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of
        General  Agreement A. All the Insured's offices or premises in existence at the time this  bond  becomes  effective  are covered  under this bond except the offices or premises located as follows: 491BD0338
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Item 5. The  liability  of  the  Underwriter  is  subject  to the  terms  of the following endorsements or riders attached hereto:
SEE POLICY FORMS LIST ATTACHED

ICB001 Rev. 7/04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                                  Page 1 of 2

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Item 6. The  Insured  by  the  acceptance  of  this  bond  gives  notice  to the
        Underwriter  terminating or canceling prior bonds or policy(ies) No.(s)
        N/A such termination or cancellation to be effective as of the time this bond becomes effective.
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IN  WITNESS  WHEREOF,  the  Company  has  caused  this  bond to be signed by its
President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:                        ST. PAUL FIRE AND MARINE INSURANCE COMPANY

/s/ Harlan J. Berger
Authorized Representative        Countersigned At

                                        illegible       Brian Mac Lean
10-27-06                                Secretary           President
Countersignature Date

ICB001 Rev. 7/04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                                  Page 2 of 2

                         INVESTMENT COMPANY BLANKET BOND

The  Underwriter,  in  consideration  of an agreed  premium,  and subject to the
Declarations  made  a  part  hereof,  the  General  Agreements,  Conditions  and
Limitations and other terms of this bond, agrees with the Insured, in accordance with the  Insuring  Agreements  hereof  to  which  an  amount  of  insurance  is applicable as set forth in Item 3 of the  Declarations  and with respect to loss sustained by the Insured at any time but discovered  during the Bond Period,  to indemnify and hold harmless the Insured for:

                               INSURING AGREEMENTS

(A)  FIDELITY

     Loss resulting from any dishonest or fraudulent  act(s),  including Larceny or Embezzlement,  committed by an Employee,  committed anywhere and whether committed  alone or in collusion  with others,  including  loss of Property resulting  from such acts of an  Employee,  which  Property  is held by the
     Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     Dishonest or  fraudulent  act(s) as used in this Insuring  Agreement  shall mean only  dishonest or fraudulent  act(s)  committed by such Employee with the manifest intent:

     (a)  to cause the Insured to sustain such loss; and

     (b)  to obtain financial benefit for the Employee,  or for any other Person or  organization  intended by the  Employee to receive  such  benefit, other than salaries,  commissions,  fees, bonuses, promotions, awards, profit  sharing,  pensions or other  employee  benefits  earned in the normal course of employment.

(B)  AUDIT EXPENSE

     Expense  incurred  by the  Insured  for that part of the costs of audits or examinations  required  by  any  governmental  regulatory  authority  to be conducted  either by such  authority  or by an  independent  accountant  by reason of the  discovery  of loss  sustained  by the  Insured  through  any dishonest or fraudulent act(s),  including Larceny or Embezzlement,  of any of the Employees.  The total  liability of the Underwriter for such expense by  reason  of such  acts of any  Employee  or in which  such  Employee  is concerned or implicated or with respect to any one audit or  examination is limited  to the  amount  stated  opposite  Audit  Expense  in Item 3 of the
     Declarations;  it being  understood,  however,  that such expense  shall be deemed to be a loss  sustained  by the  Insured  through any  dishonest  or fraudulent act(s), including Larceny or Embezzlement, of one or more of the
     Employees,  and the liability  under this paragraph shall be in addition to the Limit of Liability  stated in Insuring  Agreement  (A) in Item 3 of the
     Declarations.

(C)  ON PREMISES

     Loss of Property (occurring with or without negligence or violence) through robbery,  burglary,  Larceny,  theft,  hold-up,  or other fraudulent means, misplacement,  mysterious  unexplainable  disappearance,  damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property,  while the
     Property  is (or is  supposed  or  believed by the Insured to be) lodged or deposited  within any offices or premises  located  anywhere,  except in an office listed in Item 4 of the Declarations or amendment  thereof or in the mail or with a carrier  for  hire,  other  than an  armored  motor  vehicle company, for the purpose of transportation.

                              Office and Equipment

     (1)  loss of or damage to furnishings,  fixtures,  stationery,  supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary,  robbery or hold-up of, such  office,  or  attempt  thereat,  or  by  vandalism  or  malicious mischief; or

     (2)  loss  through  damage to any such office by Larceny or theft in, or by burglary,  robbery or hold-up of, such office, or attempt thereat,  or to the interior of any such office by vandalism or malicious  mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting,  however, all loss or damage through fire.

(D)  IN TRANSIT

ICB005 Ed. 7-04                   Page 1 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

     Loss of Property (occurring with or without negligence or violence) through robbery,  Larceny, theft, hold-up,  misplacement,  mysterious unexplainable disappearance,  being lost or otherwise  made away with,  damage thereto or destruction  thereof, and loss of subscription,  conversion,  redemption or deposit privileges through the misplacement or loss of Property,  while the
     Property  is in transit  anywhere  in the  custody of any person or persons acting as  messenger,  except while in the mail or with a carrier for hire,
     other  than  an  armored  motor  vehicle   company,   for  the  purpose  of
     transportation,  such  transit to begin  immediately  upon  receipt of such
     Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)  FORGERY OR ALTERATION

     Loss through Forgery or alteration of or on:

     (1)  any bills of exchange,  checks, drafts,  acceptances,  certificates of deposit,  promissory  notes,  or other  written  promises,  orders  or directions  to pay sums  certain in money,  due bills,  money  orders, warrants, orders upon public treasuries, letters of credit; or

     (2)  other written  instructions,  advices or applications  directed to the
          Insured,  authorizing or acknowledging the transfer, payment, delivery or  receipt  of funds or  Property,  which  instructions,  advices  or applications purport to have been signed or endorsed by any:

          (a)  customer of the Insured, or

          (b)  shareholder  or subscriber  to shares,  whether  certificated  or uncertificated, of any Investment Company, or

          (c)  financial or banking institution or stockbroker,

     but which  instructions,  advices or  applications  either  bear the forged signature or  endorsement  or have been altered  without the  knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

     (3)  withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or  certificates  of deposit for  Property and bearing the name of the Insured as issuer,  or of another  Investment  Company for which the Insured acts as agent, excluding,  however, any loss covered under  Insuring  Agreement  (F)  hereof  whether or not  coverage  for
          Insuring  Agreement  (F) is provided for in the  Declarations  of this bond.

     Any check or draft (a) made payable to a  fictitious  payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer  thereof  or with one  acting as an agent of such  maker or drawer or anyone impersonating another and made or drawn payable to the one so  impersonated  and endorsed by anyone  other than the one  impersonated, shall be deemed to be forged as to such endorsement.

     Mechanically  reproduced  facsimile  signatures  are  treated  the  same as handwritten signatures.

(F)  SECURITIES

     Loss  sustained by the  Insured,  including  loss  sustained by reason of a violation of the  constitution  by-laws,  rules or  regulations of any Self
     Regulatory  Organization  of which the  Insured is a member or which  would have been imposed upon the Insured by the constitution,  by-laws,  rules or regulations of any Self  Regulatory  Organization if the Insured had been a member thereof,

     (1)  through  the  Insured's  having,  in good  faith and in the  course of business, whether for its own account or for the account of others, in any representative,  fiduciary,  agency or any other capacity,  either gratuitously or otherwise,  purchased or otherwise acquired,  accepted or received,  or sold or delivered,  or given any value,  extended any credit or assumed any liability,  on the faith of, or otherwise  acted upon, any  securities,  documents or other written  instruments  which prove to have been:

          (a)  counterfeited, or

          (b)  forged  as  to  the  signature  of  any  maker,  drawer,  issuer,
               endorser,   assignor,   lessee,   transfer  agent  or  registrar,
               acceptor,  surety  or  guarantor  or as to the  signature  of any person signing in any other capacity, or

          (c)  raised or otherwise altered, or lost, or stolen, or

     (2)  through  the  Insured's  having,  in good  faith and in the  course of business,  guaranteed in writing or witnessed any  signatures  whether for valuable consideration or not and whether or not such guaranteeing or  witnessing  is  ultra  vires  the  Insured,  upon  any  transfers,

ICB005 Ed. 7-04                   Page 2 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

     assignments, bills of sale, powers of attorney, guarantees, endorsements or other  obligations upon or in connection with any securities,  documents or other written  instruments  and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery  or  alteration  of, on or in those  instruments  covered  under
     Insuring Agreement (E) hereof.

     Securities,  documents or other written instruments shall be deemed to mean original  (including  original  counterparts)  negotiable or non-negotiable agreements  which in and of  themselves  represent an  equitable  interest, ownership, or debt, including an assignment thereof, which instruments are, in the  ordinary  course of  business,  transferable  by  delivery  of such agreements with any necessary endorsement or assignment.

     The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean  any  security,  document  or  other  written  instrument  which is intended to deceive and to be taken for an original.

     Mechanically  reproduced  facsimile  signatures  are  treated  the  same as handwritten signatures.

(G)  COUNTERFEIT CURRENCY

     Loss  through  the  receipt  by  the  Insured,   in  good  faith,   of  any
     counterfeited  money  orders or  altered  paper  currencies  or coin of the
     United States of America or Canada issued or purporting to have been issued by the United  States of America or Canada or issued  pursuant  to a United
     States of America or Canada statute for use as currency.

(H)  STOP PAYMENT

     Loss against any and all sums which the Insured  shall become  obligated to pay by reason of the liability imposed upon the Insured by law for damages:

          For having  either  complied with or failed to comply with any written notice of any  customer,  shareholder  or subscriber of the Insured or
          any  Authorized  Representative  of  such  customer,   shareholder  or
          subscriber to stop payment of any check or draft made or drawn by such customer,  shareholder or subscriber or any Authorized  Representative of such customer, shareholder or subscriber, or

          For  having  refused  to pay any  check or draft  made or drawn by any customer,  shareholder  or subscriber of the Insured or any Authorized
          Representative of such customer, shareholder or subscriber.

(I)  UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss  resulting  from payments of dividends or fund shares,  or withdrawals permitted from any customer's, shareholder's, or subscriber's account based
     upon  Uncollectible  Items  of  Deposit  of  a  customer,   shareholder  or
     subscriber  credited  by  the  Insured  or  the  Insured's  agent  to  such customer's,  shareholder's  or  subscriber's  Mutual Fund Account;  or loss resulting from an Item of Deposit processed  through an Automated  Clearing
     House which is reversed by the  customer,  shareholder  or  subscriber  and deemed uncollectible by the Insured.

     Loss  includes  dividends  and  interest  accrued  not to exceed 15% of the
     Uncollectible Items which are deposited.

     This  Insuring  Agreement  applies  to  all  Mutual  Funds  with  "exchange privileges"  if all  Fund(s) in the  exchange  program  are  insured by the
     Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions  between Fund(s), the minimum number of days of deposit within the Fund(s) before  withdrawal as declared in the Fund(s)  prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

                               GENERAL AGREEMENTS

(A)  ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION OR MERGER - NOTICE

     (1)  If the  Insured  shall,  while  this bond is in force,  establish  any additional  office or offices,  such  offices  shall be  automatically covered hereunder from the dates of their establishment, respectively.
          No notice to the  Underwriter of an increase during any premium period in the number of offices or in the number of  Employees  at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

     (2)  If an Investment Company,  named as Insured herein,  shall, while this bond is in force, merge or consolidate with, or purchase the assets of
          another  institution,   coverage  for  such  acquisition  shall  apply
          automatically

ICB005 Ed. 7-04                   Page 3 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

          from the date of acquisition. The Insured shall notify the Underwriter of such  acquisition  within 60 days of said date,  and an  additional premium shall be computed only if such acquisition involves additional offices or employees.

(B)  WARRANTY

     No statement made by or on behalf of the Insured,  whether contained in the application  or  otherwise,  shall be deemed to be a warranty  of  anything except  that it is true to the  best of the  knowledge  and  belief  of the person making the statement.

(C)  COURT COSTS AND ATTORNEYS' FEES

     (Applicable  to all  Insuring  Agreements  or  Coverages  now or  hereafter forming part of this bond)

     The  Underwriter  will  indemnify  the  Insured  against  court  costs  and reasonable  attorneys'  fees  incurred  and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the
     Insured to enforce the Insured's  liability or alleged liability on account of any loss,  claim or damage which,  if  established  against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided,  however,  that with respect to Insuring  Agreement (A)
     this indemnity shall apply only in the event that:

     (1)  an Employee  admits to being  guilty of any  dishonest  or  fraudulent act(s), including Larceny or Embezzlement; or

     (2)  an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

     (3)  in the absence of (1) or (2) above an arbitration panel agrees,  after a review of an agreed  statement of facts,  that an Employee  would be found guilty of dishonesty if such Employee were prosecuted.

     The Insured shall promptly give notice to the  Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding,  in the Insured's name, through attorneys of the  Underwriter's  selection.  In such event,  the Insured  shall give all reasonable  information  and assistance  which the  Underwriter  shall deem necessary to the proper defense of such suit or legal proceeding.

     If the amount of the  Insured's  liability or alleged  liability is greater than the amount  recoverable  under this bond, or if a Deductible Amount is applicable,  or both, the liability of the  Underwriter  under this General
     Agreement is limited to the proportion of court costs and  attorneys'  fees incurred  and paid by the  Insured  or by the  Underwriter  that the amount recoverable  under  this bond  bears to the total of such  amount  plus the amount which is not so recoverable.  Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

(D)  FORMER EMPLOYEE

     Acts of an Employee,  as defined in this bond,  are covered under  Insuring
     Agreement  (A) only while the Employee is in the Insured's  employ.  Should loss involving a former Employee of the Insured be discovered subsequent to the  termination of  employment,  coverage would still apply under Insuring
     Agreement (A) if the direct  proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

                  THE FOREGOING INSURING AGREEMENTS AND GENERAL
                    AGREEMENTS ARE SUBJECT TO THE FOLLOWING
                          CONDITIONS AND LIMITATIONS:

SECTION 1.   DEFINITIONS

The following terms, as used in this bond have the respective meanings stated in this Section:

(a)  "Employee" means:

     (1)  any of the Insured's officers, partners, or employees, and

     (2)  any of the  officers or employees  of any  predecessor  of the Insured whose principal assets are acquired by the Insured by consolidation or merger  with,  or  purchase  of  assets  or  capital  stock  of,  such predecessor, and

ICB005 Ed. 7-04                   Page 4 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

     (3)  attorneys  retained by the Insured to perform  legal  services for the
          Insured and the employees of such  attorneys  while such  attorneys or employees  of such  attorneys  are  performing  such  services for the
          Insured, and

     (4)  guest  students  pursuing  their  studies  or  duties  in  any  of the
          Insured's offices, and

     (5)  directors  or  trustees  of  the  Insured,   the  investment  advisor,
          underwriter  (distributor),  transfer agent, or shareholder accounting record-keeper,  or  administrator  authorized by written  agreement to
          keep  financial  and/or  other  required   records,   but  only  while
          performing  acts  coming  within  the scope of the usual  duties of an officer or employee or while acting as a member of any committee  duly elected or  appointed to examine or audit or have custody of or access to the Property of the Insured, and

     (6)  any individual or individuals  assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency  furnishing  temporary  personnel on a contingent  or part-time basis, and

     (7)  each natural person,  partnership or corporation authorized by written agreement  with the  Insured to perform  services as  electronic  data processor of checks or other  accounting  records of the Insured,  but excluding  any such  processor  who acts as  transfer  agent or in any other agency capacity in issuing checks,  drafts or securities for the
          Insured, unless included under sub-section (9) hereof, and

     (8)  those  persons  so  designated  in Section  15,  Central  Handling  of
          Securities, and

     (9)  any officer, partner, or Employee of

          (a)  an investment advisor,

          (b)  an underwriter (distributor),

          (c)  a transfer agent or shareholder accounting record-keeper, or

          (d)  an  administrator   authorized  by  written   agreement  to  keep
               financial and/or other required records,

     for an Investment  Company named as Insured  while  performing  acts coming within  the scope of the usual  duties of an  officer  or  Employee  of any
     Investment  Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company,  provided that only  Employees  or partners of a transfer  agent,  shareholder  accounting record-keeper or administrator which is an affiliated person, as defined in the  Investment  Company Act of 1940,  of an  Investment  Company  named as
     Insured  or  is  an  affiliated  person  of  the  advisor,  underwriter  or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

     Each  employer  of  temporary  personnel  or  processors  as set  forth  in sub-sections  (6) and (7) of Section 1(a) and their partners,  officers and employees  shall  collectively  be  deemed  to be one  person  for  all the purposes of this bond,  excepting,  however,  the last paragraph of Section
     13.

     Brokers,  or other agents  under  contract or  representatives  of the same general character shall not be considered Employees.

(b)  "Property" means money (i.e.  currency,  coin, bank notes,  Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion,  precious metals of all kinds and in any form and articles made  therefrom,  jewelry, watches,  necklaces,  bracelets,  gems, precious and semi-precious  stones, bonds,  securities,  evidences of debts, debentures,  scrip,  certificates, interim  receipts,  warrants,  rights,  puts,  calls,  straddles,  spreads, transfers, coupons, drafts, bills of exchange,  acceptances, notes, checks, withdrawal  orders,  money  orders,  warehouse  receipts,  bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature  of the  foregoing  including  Electronic  Representations  of  such instruments enumerated above (but excluding all data processing records) in which the  Insured  has an  interest  or in which the  Insured  acquired or should have  acquired an  interest  by reason of a  predecessor's  declared financial  condition at the time of the Insured's  consolidation  or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any  capacity and whether so held gratuitously or not and whether or not the insured is liable therefor.

(c)  "Forgery"  means the signing of the name of another with intent to deceive;
     it does not

ICB005 Ed. 7-04                   Page 5 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

     include  the  signing of one's own name with or without  authority,  in any capacity, for any purpose.

(d)  "Larceny and  Embezzlement"  as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)  "Items  of  Deposit"  means any one or more  checks  and  drafts.  Items of
     Deposit shall not be deemed  uncollectible  until the Insured's  collection procedures have failed.

SECTION 2.   EXCLUSIONS THIS BOND DOES NOT COVER:

     (a)  loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement
          (A), (E), (F) or (G).

     (b)  loss due to riot or civil  commotion  outside  the  United  States  of
          America and Canada;  or loss due to military,  naval or usurped power, war  or  insurrection  unless  such  loss  occurs  in  transit  in the circumstances recited in Insuring Agreement (D), and unless, when such transit was  initiated,  there was no  knowledge  of such riot,  civil commotion,  military,  naval or usurped power,  war or insurrection on the part of any person  acting  for the  Insured  in  initiating  such transit.

     (c)  loss,  in time of peace or war,  directly or  indirectly  caused by or
          resulting   from  the   effects  of  nuclear   fission  or  fusion  or
          radioactivity;  provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

     (d)  loss  resulting  from any  wrongful act or acts of any person who is a member of the Board of  Directors  of the  Insured  or a member of any equivalent body by whatsoever name known unless such person is also an
          Employee  or an  elected  official,  partial  owner or  partner of the
          Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

     (e)  loss resulting from the complete or partial non-payment of, or default upon,  any loan or  transaction  in the nature of, or amounting  to, a loan made by or  obtained  from the  Insured  or any of its  partners, directors or Employees, whether authorized or unauthorized and whether procured  in good faith or  through  trick,  artifice,  fraud or false pretenses,  unless such loss is covered under Insuring  Agreement (A),
          (E) or (F).

     (f)  loss resulting from any violation by the Insured or by any Employee:

          (1)  of  law  regulating  (a)  the  issuance,   purchase  or  sale  of
               securities,  (b) securities  transactions upon Security Exchanges or over the counter  market,  (c)  Investment  Companies,  or (d)
               Investment Advisors, or

          (2)  of any rule or regulation made pursuant to any such law,

          unless such loss, in the absence of such laws,  rules or  regulations, would be covered under Insuring Agreements (A) or (E).

     (g)  loss of Property or loss of  privileges  through the  misplacement  or loss of Property as set forth in Insuring  Agreement  (C) or (D) while the Property is in the custody of any armored motor  vehicle  company, unless  such  loss  shall be in  excess  of the  amount  recovered  or received by the Insured  under (a) the  Insured's  contract  with said armored motor vehicle company,  (b) insurance  carried by said armored motor vehicle company for the benefit of users of its service, and (c)
          all other  insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

     (h)  potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

     (i)  all  damages  of any type for which the  Insured  is  legally  liable, except direct  compensatory  damages arising from a loss covered under this bond.

     (j)  loss  through the  surrender  of  Property  away from an office of the
          Insured as a result of a threat:

          (1)  to do bodily  harm to any  person,  except  loss of  Property  in transit in the custody of any person acting as messenger provided that when such  transit was  initiated  there was no knowledge by the Insured of any such threat, or

          (2)  in do damage to the premises or Property of the  Insured,  except when covered under Insuring Agreement (A).

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     (k)  all  costs,  fees  and  other  expenses  incurred  by the  Insured  in establishing  the  existence of or amount of loss  covered  under this bond unless such  indemnity is provided for under  Insuring  Agreement
          (B).

          (l)  loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such
               payments  are  made  to  or  withdrawn  by  such   depositors  or
               representative of such person,  who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or  withdrawal or unless such payment is covered under Insuring Agreement (A).

          (m)  any loss resulting from Uncollectible  Items of Deposit which are drawn from a financial  institution  outside the fifty  states of
               the  United  States  of  America,   District  of  Columbia,   and
               territories and possessions of the United States of America,  and
               Canada.

SECTION 3.   ASSIGNMENT OF RIGHTS

This  bond does not  afford  coverage  in favor of any  Employers  of  temporary personnel or of processors as set forth in  sub-sections  (6) and (7) of Section
1(a) of this  bond,  as  aforesaid,  and  upon  payment  to the  Insured  by the
Underwriter  on account  of any loss  through  dishonest  or  fraudulent  act(s)
including Larceny or Embezzlement committed by any of the partners,  officers or employees of such  Employers,  whether acting alone or in collusion with others, an  assignment  of such of the  Insured's  rights and causes of action as it may have against such  Employers by reason of such acts so committed  shall,  to the extent of such  payment,  be given by the  Insured to the  Underwriter,  and the
Insured  shall  execute all papers  necessary to secure to the  Underwriter  the rights herein provided for.

SECTION 4.   LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS

This  bond  is for  the  use  and  benefit  only  of the  Insured  named  in the
Declarations  and  the  Underwriter  shall  not be  liable  hereunder  for  loss sustained  by anyone  other than the  Insured  unless the  Insured,  in its sole discretion and at its option,  shall include such loss in the Insured's proof of loss. At the earliest  practicable  moment after discovery of any loss hereunder the Insured shall give the  Underwriter  written  notice  thereof and shall also within six months after such discovery  furnish to the  Underwriter  affirmative proof of loss with full  particulars.  If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is  identified  in such proof of loss by a  certificate  or bond number or,  where such  securities  or shares are  uncertificated,  by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty  days after  notice and proof of loss  within  which to  investigate  the claim,  but  where the loss is clear and  undisputed,  settlement  shall be made within forty-eight hours; and this shall apply  notwithstanding the loss is made up wholly or in part of securities of which  duplicates  may be obtained.  Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the  Underwriter nor after the expiration of twenty-four  months from the discovery of such loss, except that any action or  proceedings  to recover  hereunder  on account of any judgment against the Insured in any suit mentioned in General  Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation  embodied in this bond is prohibited by any law  controlling  the construction  hereof,  such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

     Discovery occurs when the Insured:

     (a)  becomes aware of facts, or

     (b)  receives  written  notice of an actual or  potential  claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable  person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.   VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the
Insured in the conduct of its  business,  for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the  business  day next  preceding  the  discovery  of such  loss;  provided, however,  that the value of any  Property  replaced by the Insured  prior to the payment  of claim  therefor  shall  be the  actual  market  value at the time of replacement;  and further  provided  that in case of a loss or  misplacement  of interim certificates,  warrants,  rights, or other securities, the production of which is necessary to the exercise of  subscription,  conversion,  redemption or deposit  privileges,  the  value  thereof  shall  be the  market  value  of such privileges

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immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their  expiration.  If no market price is quoted for such
Property or for such privileges,  the value shall be fixed by agreement  between the parties or by arbitration.

In case of any loss or damage to  Property  consisting  of books of  accounts or other  records  used  by  the  Insured  in the  conduct  of  its  business,  the
Underwriter  shall be liable  under this bond only if such books or records  are actually  reproduced  and then for not more than the cost of blank books,  blank pages or other materials plus the cost of labor for the actual  transcription or copying  of data  which  shall have been  furnished  by the  Insured in order to reproduce such books and other records.

SECTION 6.   VALUATION OF PREMISES AND FURNISHINGS

In case of damage  to any  office  of the  Insured,  or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its  election,  pay such actual cash value or make such  replacement  or repair.  If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7.   LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess  of the limit  stated in Item 3 of the  Declarations  of this  bond,  the liability of the Underwriter shall be limited to payment for, or duplication of, securities  having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured  shall  thereupon  assign to the  Underwriter  all of the  Insured's rights, title and interest in and to said securities.

With  respect to  securities  the value of which do not  exceed  the  Deductible
Amount (at the time of the discovery of the loss) and for which the  Underwriter may at its sole  discretion and option and at the request of the Insured issue a
Lost Instrument Bond or Bonds to effect  replacement  thereof,  the Insured will pay the usual  premium  charged  therefor  and will  indemnify  the  Underwriter against all loss or expense  that the  Underwriter  may  sustain  because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible  Amount (at the time of  discovery of the loss) and for which the  Underwriter  may issue or arrange  for  the  issuance  of a  Lost  Instrument  Bond  or  Bonds  to  effect replacement  thereof,  the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage  that the Deductible  Amount bears to the value of the securities upon  discovery of the loss,  and that it will indemnify the issuer of said Lost
Instrument  Bond or Bonds  against all loss and expense that is not  recoverable from the Underwriter  under the terms and conditions of this Investment  Company
Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8.   SALVAGE

In case of  recovery,  whether  made by the  Insured or by the  Underwriter,  on account  of any loss in  excess  of the Limit of  Liability  hereunder  plus the
Deductible   Amount  applicable  to  such  loss,  from  any  source  other  than suretyship,  insurance,  reinsurance,  security or indemnity taken by or for the benefit of the  Underwriter,  the net amount of such  recovery,  less the actual costs and expenses of making same,  shall be applied to reimburse the Insured in full for the excess portion of such loss,  and the  remainder,  if any, shall be paid first in  reimbursement  of the Underwriter and thereafter in reimbursement of the  Insured  for that part of such loss within the  Deductible  Amount.  The
Insured  shall  execute all necessary  papers to secure to the  Underwriter  the rights provided for herein.

SECTION 9.   NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination  hereof, this bond shall continue in force for the limit stated in the  applicable  sections of Item 3 of the  Declarations  of this bond  notwithstanding  any previous loss for which the Underwriter may have paid or be liable to pay hereunder;  PROVIDED,  however,  that regardless of the number of years this bond  shall  continue  in force and the number of  premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

     (a)  any one act of burglary,  robbery or hold-up,  or attempt thereat,  in which no Partner or  Employee  is  concerned  or  implicated  shall be deemed to be one loss, or

     (b)  any one unintentional or negligent act on the part of any other person resulting in damage to or  destruction  or  misplacement  of Property, shall be deemed to be one loss, or

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     (c)  all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

     (d)  all wrongful acts,  other than those specified in (a) above, of one or more  persons  (which  dishonest  act(s) of  Larceny  or  Embezzlement include,  but are not limited to, the failure of an Employee to report such acts of others)  whose  dishonest  act or acts  intentionally  or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the  continuation of, the dishonest act or acts of any other person or persons  shall be deemed to be one loss with the act or acts of the persons aided, or

     (e)  any one casualty or event other than those  specified in (a), (b), (c)
          or (d) preceding, shall be deemed to be one loss, and

shall be limited to the  applicable  Limit of Liability  stated in Item 3 of the
Declarations  of this  bond  irrespective  of the  total  amount of such loss or losses and shall not be  cumulative  in amounts from year to year or from period to period.

Sub-section  (c) is not  applicable  to any  situation  to which the language of sub-section (d) applies.

SECTION 10.  LIMIT OF LIABILITY

With respect to any loss set forth in the  PROVIDED  clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies  issued by the  Underwriter to the Insured or to any  predecessor in interest of the Insured and  terminated or cancelled or allowed to expire and in which  the  period  of  discovery  has not  expired  at the time  any such  loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.  OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder,  any valid and enforceable  insurance or suretyship,  the Underwriter shall be liable hereunder  only for such amount of such loss which is in excess of the amount of such  other  insurance  or  suretyship,  not  exceeding,  however,  the Limit of
Liability of this bond applicable to such loss.

SECTION 12.  DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified,  respectively,  in sub-sections  (a), (b),
(c), (d) and (e) of Section 9, NON-REDUCTION AND  NON-ACCUMULATION  OF LIABILITY
AND TOTAL  LIABILITY,  unless the amount of such loss,  after  deducting the net amount of all  reimbursement  and/or  recovery  obtained or made by the Insured, other than from any bond or policy of insurance  issued by an insurance  company and  covering  such loss,  or by the  Underwriter  on account  thereof  prior to payment by the Underwriter of such loss, shall exceed the Deductible  Amount set forth in Item 3 of the Declarations  hereof (herein called  Deductible  Amount), and then for such  excess  only,  but in no event for more  than the  applicable
Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the  Deductible  Amount,  premiums on Lost
Instrument Bonds as set forth in Section 7.

There shall be no deductible  applicable to any loss under Insuring  Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13.  TERMINATION

The  Underwriter  may terminate  this bond as an entirety by furnishing  written notice  specifying the termination  date, which cannot be prior to 60 days after the receipt of such written notice by each  Investment  Company named as Insured and the Securities  and Exchange  Commission,  Washington,  D.C. The Insured may
terminate  this  bond  as an  entirety  by  furnishing  written  notice  to  the
Underwriter.  When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange  Commission,  Washington,  D.C., prior to 60 days before the effective date of the termination.  The Underwriter  shall notify all other  Investment  Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies.  Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured  immediately  upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately  upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization  of the Insured,  or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist,  whether through merger into another entity,  or by disposition of all of its assets.

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The  Underwriter  shall refund the unearned  premium  computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
Insured or pro rata if terminated for any other reason.

     This Bond shall terminate:

     (a)  as to any  Employee  as soon as any  partner,  officer or  supervisory
          Employee of the Insured,  who is not in collusion  with such Employee, shall learn of any dishonest or fraudulent  act(s),  including Larceny or Embezzlement on the part of such Employee without  prejudice to the loss of any Property  then in transit in the custody of such  Employee
          (see Section 16(d)), or

     (b)  as to any  Employee 60 days after  receipt by each  Insured and by the
          Securities  and  Exchange  Commission  of a  written  notice  from the
          Underwriter  of its desire to terminate this bond as to such Employee,
          or

     (c)  as to any  person,  who  is a  partner,  officer  or  employee  of any
          Electronic Data Processor  covered under this bond, from and after the time  that the  Insured  or any  partner  or  officer  thereof  not in collusion with such person shall have  knowledge or  information  that
          such  person  has  committed  any  dishonest  or  fraudulent   act(s),
          including  Larceny or  Embezzlement  in the  service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14.  RIGHTS AFTER TERMINATION OR CANCELLATION

At any  time  prior  to the  termination  or  cancellation  of  this  bond as an entirety,  whether by the Insured or the  Underwriter,  the Insured may give the
Underwriter  notice that it desires under this bond an  additional  period of 12 months  within  which to discover  loss  sustained  by the Insured  prior to the effective date of such  termination or cancellation  and shall pay an additional premium therefor.

Upon receipt of such notice from the  Insured,  the  Underwriter  shall give its written consent thereto; provided,  however, that such additional period of time shall terminate immediately:

     (a)  on the effective date of any other insurance  obtained by the Insured, its successor in business or any other party, replacing in whole or in part the  insurance  afforded by this bond,  whether or not such other insurance  provides coverage for loss sustained prior to its effective date, or

     (b)  upon  takeover  of the  Insured's  business  by any  State or  Federal official  or  agency,  or by any  receiver  or  liquidator,  acting or appointed for this purpose  without the  necessity of the  Underwriter giving notice of such  termination.  In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such  additional  period for the discovery of loss may not be  exercised  by any State or Federal  official or agency,  or by a receiver or liquidator,  acting or  appointed  to take over the  Insured's  business for the operation or for the liquidation thereof or for any purpose.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

Securities  included  in the  system  for the  central  handling  of  securities established and maintained by Depository Trust Company, Midwest Depository Trust
Company,   Pacific  Securities   Depository  Trust  Company,   and  Philadelphia
Depository Trust Company, hereinafter called Corporations,  to the extent of the
Insured's  interest therein as effected by the making of appropriate  entries on the books and records of such Corporations shall be deemed to be Property.

The words  "Employee" and  "Employees"  shall be deemed to include the officers, partners,  clerks and other  employees  of the New York Stock  Exchange,  Boston
Stock Exchange,  Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia
Stock  Exchange,   hereinafter   called  Exchanges,   and  of  the  above  named
Corporations,  and of any  nominee  in whose  name is  registered  any  security included within the systems for the central  handling of securities  established and maintained by such Corporations,  and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service  companies perform services for such Corporations in the operation of such  systems.  For the purpose of the above  definition  a  recognized  service company  shall be any company  providing  clerks or other  personnel to the said
Exchanges or Corporations on a contract basis.

The  Underwriter  shall not be liable on account of any  loss(es) in  connection with the central  handling of  securities  within the  systems  established  and maintained by such Corporations,  unless such loss(es) shall be in excess of the amount(s)  recoverable  or  recovered  under  any bond or  policy  of  insurance indemnifying such Corporations  against such loss(es),  and then the Underwriter shell be liable hereunder

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only for the Insured's share of such excess  loss(es),  but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining  the Insured's  share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate  representing  any security  included  within such systems  equivalent  to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the  amount(s)  recoverable  or recovered  under any bond or policy of insurance indemnifying  such  Corporations  against such loss(es) in  connection  with the central  handling of  securities  within such systems  among all those having an interest  as recorded  by  appropriate  entries in the books and records of such
Corporations  in Property  involved in such loss(es) on the basis that each such interest  shall share in the amount(s) so  recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's  share of such excess loss(es) shall be the amount of the
Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central  handling  of  securities  established  and  maintained  by such
Corporations,  and upon payment to the Insured by the  Underwriter on account of any loss(es) within the systems,  an assignment of such of the Insured's  rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment,  be given by the Insured to the Underwriter,  and the Insured shall  execute all papers  necessary to secure the  Underwriter  the rights provided for herein.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one  corporation,  co-partnership  or person or any  combination of them be included as the Insured herein:

     (a)  the total  liability of the  Underwriter  hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter  would be liable  hereunder if all such loss were sustained by any one of them;

     (b)  the one first named herein shall be deemed  authorized to make, adjust and receive and enforce  payment of all claims  hereunder and shall be deemed to be the agent of the  others  for such  purposes  and for the giving or receiving of any notice required or permitted to be given by the terms  hereof,  provided that the  Underwriter  shall furnish each named  Investment  Company  with  a copy  of the  bond  and  with  any amendment  thereto,  together with a copy of each formal filing of the settlement  of  each  such  claim  prior  to  the  execution  of  such settlement;

     (c)  the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

     (d)  knowledge  possessed  or  discovery  made by any  partner,  officer or supervisory  Employee of any Insured shall for the purposes of Section
          4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

     (e)  if the first named  Insured  ceases for any reason to be covered under this bond, then the Insured next named shall  thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Upon the Insured  obtaining  knowledge of a transfer of its  outstanding  voting securities  which  results in a change in control (as set forth in Section  2(a)
(9) of the  Investment  Company Act of 1940) of the Insured,  the Insured  shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

     (a)  the  names of the  transferors  and  transferees  (or the names of the beneficial  owners if the voting  securities  are requested in another name), and

     (b)  the total number of voting securities owned by the transferors and the transferees (or the beneficial  owners),  both immediately  before and after the transfer, and

     (c)  the total number of outstanding voting securities.

As used in this  section,  control  means the power to  exercise  a  controlling influence over the management or policies of the Insured.

Failing to give the required  notice shall result in  termination of coverage of this bond,  effective  upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not  required  to be given in the case of an Insured  which is an
Investment Company.

SECTION 18.  CHANGE OR MODIFICATION

ICB005 Ed. 7-04                   Page 11 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

This bond or any  instrument  amending or  effecting  same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written  endorsement  issued to form a part hereof over the signature of the  Underwriter's  Authorized  Representative.  When a  bond  covers  only  one
Investment  Company no change or modification  which would adversely  affect the rights of the  Investment  Company  shall be  effective  prior to 60 days  after
written   notification  has  been  furnished  to  the  Securities  and  Exchange
Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment  Company is named as the Insured herein,  the  Underwriter  shall give  written  notice  to each  Investment  Company  and to the  Securities  and
Exchange  Commission,  Washington,  D.C.,  not  less  than 60 days  prior to the effective date of any change or modification  which would  adversely  affect the rights of such Investment Company.

ICB005 Ed. 7-04                   Page 12 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

POLICY FORM LIST

Here's a list of all forms included in your
policy, on the date shown below.  These forms
are listed in the same order as they appear in
your policy.

------------------------------------------------- -----------------------------
Title                                              Form Number    Edition Date

Disclosure Notice Terrorism Risk Insurance            D0101            11-02
 Act Of 2002 Rejection Of Our Offer Of
 Coverage
     Policy Form List                                 40705            05-84
Investment Company Blanket Bond - Declarations        ICB001           07-04
Investment Company Blanket Bond - Insuring            ICB005           07-04
 Agreements
     Named Insured Endorsement                        ICB010           07-04
     Computer Systems                                 ICB011           07-04
     Definition of Investment Company                 ICB016           07-04
     Add Exclusions (n) & (o)                         ICB026           07-04
     ERISA Rider                                      ICB030           07-04
     Best Efforts Notice of Cancellation -            ICB036           07-04
      NASD and/or Other  Associations
     Uncollectible Items of Deposit -                 ICB037           07-04
      Aggregate Limit of Liability
     Add Registered Representatives                   ICB041           07-04
     Texas Statutory Rider And Complaint              ICB071           04-05
      Notice
     Terrorism - To Exclude Certified Acts            MAN1112          02-03
      of Terrorism
     Include Trading Loss Coverage                    MEL2575          03-05

------------------------ ------------------------------ ------------------------
Name of Insured          Policy Number  442PB0572       Effective Date  06/30/06
BRIDGEWAY FUNDS, INC     Processing Date  07/06/06      11:45  001
------------------------ ------------------------------ ------------------------

40705 Ed.5-84                   Form List
(c) St. Paul Fire and Marine Insurance Co. 1995                           Page 1

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same inception date.
------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED

 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

                            Named Insured Endorsement

It is agreed that:

1.   From and after the time this rider becomes  effective the Insured under the attached bond are:

         AGGRESSIVE INVESTORS 1 FUND                     BLUE CHIP 35 INDEX FUND
         AGGRESSIVE INVESTORS 2 FUND                     BALANCED FUND
         ULTRA-SMALL COMPANY FUND                        SMALL CAP GROWTH FUND
         ULTRA-SMALL COMPANY MARKET FUND
         MICRO-CAP LIMITED FUND
         SMALL-CAP VALUE FUND
         LARGE-CAP GROWTH FUND
         LARGE-CAP VALUE FUND

2.   The first  named  Insured  shall act for itself and for each and all of the
     Insured for all the purposes of the attached bond.

3.   Knowledge  possessed or discovery  made by any Insured or by any partner or officer  thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.   If, prior to the  termination  of the attached  bond in its  entirety,  the attached bond is terminated as to any Insured,  there shall be no liability for any loss  sustained by such Insured unless  discovered  before the time such termination as to such Insured becomes effective.

5.   The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter  would be  liable  had all such loss or losses  been  sustained  by any one of the
     Insured.  Payment by the  Underwriter  to the first  named  Insured of loss sustained by any Insured shall fully release the  Underwriter on account of such loss.

6.   If the first named  Insured  ceases for any reason to be covered  under the attached bond,  then the Insured next named shall  thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                       By  /s/ Harlan J. Berger
                                           Authorized Representative
                                     INSURED

ICB010 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same inception date.
------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED

 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

                                Computer Systems

It is agreed that:

1.   The attached bond is amended by adding an additional  Insuring Agreement as follows:

                  INSURING AGREEMENT J      COMPUTER SYSTEMS

     Loss resulting directly from a fraudulent

     (1)  entry of data into, or

     (2)  change of data elements or program within a Computer  System listed in the SCHEDULE below, provided the fraudulent entry or change causes

          (a)  Property to be transferred, paid or delivered,

          (b)  an  account  of the  Insured,  or of its  customer,  to be added, deleted, debited or credited, or

          (c)  an unauthorized  account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual  acting with the manifest  intent to

               (i)  cause the Insured to sustain a loss, and

               (ii) obtain  financial  benefit for that  individual or for other persons  intended by that  individual  to receive  financial benefit.

                                    SCHEDULE

All systems utilized by the Insurer

2.   As used in this Rider, Computer System means

     (a)  computers  with  related  peripheral  components,   including  storage
          components, wherever located,

     (b)  systems and applications software,

     (c)  terminal devices, and

     (d)  related communication networks

     by which data are electronically collected, transmitted,  processed, stored and retrieved.

3.   In  addition  to  the  exclusions  in  the  attached  bond,  the  following exclusions are applicable to this Insuring Agreement:

     (a)  loss resulting  directly or indirectly  from the theft of confidential information, material or data; and

ICB011 Ed. 7-04                    Page 1 of 2
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

     (b)  loss resulting  directly or indirectly from entries or changes made by an individual  authorized to have access to a Computer System who acts in good faith on instructions,  unless such  instructions are given to that individual by a software contractor (or by a partner,  officer or employee  thereof)  authorized  by the  Insured  to  design,  develop,
          prepare,   supply,  service,  write  or  implement  programs  for  the
          Insured's Computer System.

4.   The  following  portions of the attached  bond are not  applicable  to this
     Rider:

     (a)  the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond Period";

     (b)  Section  9  NONREDUCTION  AND  NON-ACCUMULATION  OF  LIABILITY  of the
          Conditions and Limitations; and

     (c)  Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5.   The coverage  afforded by this Rider applies only to loss discovered by the
     Insured during the period this Rider is in force.

6.   All loss or series of  losses  involving  the  fraudulent  activity  of one individual,  or involving fraudulent  activity,  in which one individual is implicated, whether or not that individual is specifically identified, they shall be treated  as one loss.  A series of losses  involving  unidentified individuals  but arising from the same method of operation may be deemed by the  Underwriter to involve the same  individual and in that event shall be treated as one loss.

7.   The Limit of  Liability  for the  coverage  provided by this Rider shall be
     1,700,000 Dollars  ($1,700,000),  it being understood,  however,  that such liability  shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the  Declarations of the attached bond or any amendment thereof.

8.   The Underwriter  shall be liable hereunder for the amount by which one loss exceeds the Deductible  Amount  applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9.   If any loss is covered under this Insuring Agreement and any other Insuring
     Agreement or Coverage,  the maximum  amount payable for such loss shall not exceed the largest  amount  available  under any one Insuring  Agreement or
     Coverage.

10.  Coverage under this Rider shall terminate upon  termination or cancellation of the bond to which this Rider is attached.  Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

     (a)  60 days after  receipt  by the  Insured  of  written  notice  from the
          Underwriter  of its desire to terminate or cancel  coverage under this
          Rider, or

     (b)  immediately  upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The  Underwriter  shall  refund to the  Insured  the  unearned  premium  for the coverage  under this Rider.  The refund shall be computed at short rates if this
Rider be  terminated  or canceled or reduced by notice from,  or at the instance of, the Insured.

Nothing herein contained shall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                           By:
                                                   Authorized Representative
                                     INSURED

ICB011 Ed. 7-04                    Page 2 of 2
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same inception date.
------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED

 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

                        Definition of Investment Company

It is agreed that:

1.   Section 1, Definitions,  under General Agreements is amended to include the following paragraph:

     (f)  Investment  Company means an investment  company  registered under the
          Investment  Company  Act of 1940  and as  listed  under  the  names of
          Insureds on the Declarations.

Nothing herein  contained hall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                       By  /s/ Harlan J. Berger
                                           Authorized Representative
                                     INSURED

ICB016 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same inception date.
------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED

 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

                            Add Exclusions (n) & (o)

It is agreed that:

1.   Section 2, Exclusions,  under General Agreements, is amended to include the following sub-sections:

     (n)  loss  from the use of  credit,  debit,  charge,  access,  convenience, identification,  cash  management  or other cards,  whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise  covered under Insuring  Agreement
          A.

     (o)  the  Underwriter  shall not be liable under the attached bond for loss due to liability  imposed upon the Insured as a result of the unlawful disclosure of non-public  material  information  by the Insured or any
          Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                       By  /s/ Harlan J. Berger
                                           Authorized Representative
                                     INSURED

ICB026 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same inception date.
------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED

 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

                                   ERISA Rider

It is agreed that:

1.   "Employee" as used in the attached  bond shall  include any natural  person who is a director or trustee of the Insured  while such director or trustee is engaged in handling funds or other  property of any Employee  Welfare or
     Pension  Benefit Plan owned,  controlled  or operated by the Insured or any natural person who is a trustee,  manager,  officer or employee of any such
     Plan.

2.   If the Bond, in accordance with the agreements,  limitations and conditions thereof,  covers loss sustained by two or more Employee  Welfare or Pension
     Benefit  Plans or sustained by any such Plan in addition to loss  sustained by an Insured other than such Plan, it is the  obligation of the Insured or the Plan  Administrator(s) of such Plans under Regulations published by the
     Secretary of Labor Implementing Section 13 of the Welfare and Pension Plans
     Disclosure  Act of 1958 to obtain  under one or more bonds issued by one or more  Insurers an amount of  coverage  for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.   In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the
     Insured,  or, if more than one, by the Insured first named, for the use and benefit of any Employee  Welfare or Pension Benefit Plan sustaining loss so covered and to the extent  that such  payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss,  such excess  shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan  discovers that it has sustained loss covered thereunder.

4.   If money or other  property  of two or more  Employee  Welfare  or  Pension
     Benefit Plans covered  under the bond is  commingled,  recovery for loss of such  money or other  property  through  fraudulent  or  dishonest  acts of
     Employees  shall be shared by such Plans on a pro rata basis in  accordance with the  amount  for which  each such Plan is  required  to carry  bonding coverage in accordance with the applicable provisions of said Regulations.

5.   The Deductible  Amount of this bond  applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount  equal to the amount of coverage  required to be carried by the  Plan  because  of  compliance  with  the  provisions  of the  Employee
     Retirement Income Security Act of 1974.

Nothing herein contained shall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                       By  /s/ Harlan J. Berger
                                           Authorized Representative
                                     INSURED

ICB030 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same inception date.
------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED
 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

      Best Efforts Notice of Cancellation - NASD and/or other Associations

It is agreed that:

1.   The Underwriter will mark its records to indicate that the
     SECURITIES AND EXCHANGE COMMISSION

     is to be notified  promptly  concerning  the  cancellation  or  substantial modification of the attached Bond, whether at the request of the Insured or the  Underwriter,  and  will  use  its  best  efforts  to  so  notify  said
     Association but failure to so notify said  Association  shall not impair or delay the effectiveness of any such cancellation or modification.

Nothing herein contained shall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                       By  /s/ Harlan J. Berger
                                           Authorized Representative
                                     INSURED

ICB036 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same inception date.
------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED

 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

          Uncollectible Items of Deposit - Aggregate Limit of Liability

It is agreed that:

1.   The  attached  bond  is  amended  by  deleting   Insuring   Agreement  I  -
     Uncollectible  Items of Deposit in its entirety  and  replacing it with the following:

              INSURING AGREEMENT I - UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss  resulting  from  payment of  dividends  or issuance of Fund shares or withdrawals  permitted from any customer's,  shareholder's  or subscriber's
     account  based  upon   Uncollectible   Items  of  Deposit  of  a  customer,
     shareholder or subscriber credited by the Insured or the Insured's agent of such  customer's,  shareholder's  or  subscriber's  Fund  Account;  or loss resulting from any Item of Deposit processed through an Automated  Clearing
     House which is reversed by the  customer,  shareholder  or  subscriber  and deemed uncollectible by the Insured.

     Loss  includes  dividends  and  interest  accrued not to exceed 15 % of the
     Uncollectible Items which are deposited.

     This Insuring Agreement applies to all Funds, with "exchange privileges" if all funds in the  exchange  program  are  insured  by the  Underwriter  for
     Uncollectible  Items of Deposit.  Regardless of the number of  transactions between Funds,  the minimum number of days of deposit with the Funds before withdrawal as declared in each Fund's  prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

2.   The  Single  Loss Limit of  Liability/Aggregate  Limit of  Liability  under
     Insuring  Agreement I is limited to be sum of TWENTY FIVE THOUSAND  Dollars
     ($25,000)  Single Loss Limit of  Liability / 1 MILLION  SEVEN  HUNDRED THOU
     Dollars  ($1,700,000)  Aggregate Limit of Liability,  it being  understood, however, that such Limits of Liability shall be part of and not in addition to the  Limit of  Liability  stated  in Item 3 of the  Declarations  of the attached bond or amendment thereof.

3.   With respect to coverage  afforded under this Rider, the Deductible  Amount shall be FIVE THOUSAND Dollars ($5,000).

     Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms,  conditions,  provisions,  agreements or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                       By  /s/ Harlan J. Berger
                                           Authorized Representative
                                     INSURED

ICB037 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same inception date.
------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED

 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

                         Add Registered Representatives

The attached bond is amended by inserting as an  additional  sub-part in Section
1(a), definition of Employee, the following:

     (X)  a person who is a registered  representative or a registered principal associated with an Insured except a:

          (i)   sole proprietor
          (ii)  sole stockholder,
          (iii) director or a trustee of an Insured who is not  performing  acts coming within the scope of the usual  duties of an officer or an employee, or
          (iv)  partner

Nothing herein contained shall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                       By  /s/ Harlan J. Berger
                                           Authorized Representative
                                     INSURED

ICB041 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same
inception date.

------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED

 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

                   TEXAS STATUTORY RIDER AND COMPLAINT NOTICE

1.   Special Rule for Elected Officials of Governmental Units

     If any Insured is an elected  official of a governmental  unit, this policy may not be  terminated  or  non-renewed  solely  because such Insured is an elected official.

2.   Should any dispute  arise about your premium or about a claim that you have fled,  contact the agent or write to the company that issued the Policy. If the problem is not  resolved,  you may also write the Texas  Department  of
     Insurance,   P.O.   Box  149104,   Austin,   Texas   78714-9104,   Phone  #
     1-800-252-3439, Fax # (512) 475-1771. This notice does not become a part or condition to this Policy.

Nothing herein contained shall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                       By  /s/ Harlan J. Berger
                                           Authorized Representative
                                     INSURED

ICB071 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                                      RIDER

     To be attached to and form part of  Financial  Institution  Bond,  Standard
Form No. 14, No. 442PB0572 in favor of BRIDGEWAY FUNDS, INC.

                      TERRORISM RISK INSURANCE ACT OF 2002
                      CERTIFIED ACTS OF TERRORISM EXCLUSION

It is agreed that:

1.   The attached bond is amended as follows:

     a)   The  following  is  added  to  Section  1.,  Definitions,  within  the
          Conditions and Limitations of this Bond:

          Certified  Acts of Terrorism  means any act of terrorism as defined in and certified  under the federal  Terrorism Risk Insurance Act of 2002 or any amendments thereto.

     b)   The  following  is  added  to  Section  2.,  Exclusions,   within  the
          Conditions and Limitations of this Bond. This Bond does not cover loss resulting directly or indirectly from any Certified Act of Terrorism.

2.   This rider shall become effective as of 12:01 a.m. on 06/30/2006

Nothing herein contained shall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                       By  /s/ Harlan J. Berger
                                           Authorized Representative
                                     INSURED

MAN1112 Ed. 2-03
Copyright, The Surety Association of America, 2003

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The  following  spaces  preceded  by an (*) need not be  completed  if this endorsement or rider and the Bond or Policy have the same inception date.
------------- ---------------- -------------------------------------------------
ATTACHED TO      DATE          * EFFECTIVE  DATE OF  ENDORSEMENT OR RIDER
AND FORMING     ENDORSE-                         12:01 A.M. STANDARD TIME AS
PART OF          MENT OR                         SPECIFIED IN THE BOND OR POLICY
BOND OR          RIDER
POLICY NO.      EXECUTED

 442PB0572      07/06/06       06/30/06
--------------------------------------------------------------------------------
* ISSUED TO

BRIDGEWAY FUNDS, INC
--------------------------------------------------------------------------------

                          INCLUDE TRADING LOSS COVERAGE
                 MEL2575 Ed. 3-05 - For use with ICB005 Ed. 7-04

It is agreed that:

1.   The total liability of the Underwriter under Insuring  Agreement (A) of the attached bond,  with respect to losses  resulting from trading,  whether in the name of the Insured or otherwise,  is limited to the sum of Two Million
     Five Hundred Thousand Dollars ($2,500,000),  it being understood,  however, that such liability  shall be a part of and not in addition to the Limit of
     Liability  stated in Item 3 of the  Declarations  of the  attached  bond or amendment thereof.

Nothing herein contained shall be held to vary,  alter,  waive, or extend any of the  terms,  conditions,  provisions,  agreements  or  limitations  of the above mentioned Bond or Policy, other than as above stated.

                                            By: /s/ Harlan J. Berger
                                                Authorized Representative
                                     INSURED

(c) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

              CERTIFICATE OF THE SECRETARY OF BRIDGEWAY FUNDS, INC.
                        CERTIFYING RESOLUTIONS REGARDING
                           APPROVAL OF FIDEILITY BOND

        THE UNDERSIGNED, duly appointed Secretary of Bridgeway Funds,  Inc. (the
"Fund"), a Maryland  corporation,  registered as a management investment company under the Investment Company Act of 1940, as amended, does hereby certify that:

        (i) the  resolution  set  forth  below  was  approved  by  the  Board of
Directors of the Fund (the "Board"), on May 3, 2006 at a meeting of the Board:

     RESOLVED, that the Fidelity Bond, which Fidelity Bond provides for coverage for the Fund in the amount of $2,500,000,  will provide  adequate  coverage for the Fund, and such Fidelity  Bond,  including the premium to be paid by the  Fund,  is hereby  approved  by the Board of  Directors,  including  by separate  vote a  majority  of  those  directors  who are  not  "interested persons" as defined in the 1940 Act, taking into consideration all relevant factors; and be it

     FURTHER  RESOLVED,  that the appropriate  officers of the Fund, and each of them hereby is,  authorized  to execute and deliver such  documents  and to make such  regulatory  filings as may be  necessary  to effect the fidelity bond  coverage  contemplated  hereby in  accordance  with the 1940 Act, the rules thereunder and the by-laws of the Fund; and be it

     FURTHER  RESOLVED,  that the  officers of the Fund are, and each hereby is, designated to make filings with the SEC and give notices as may be required from time to time  pursuant to Rule  17g-1(g) and Rule  17g-1(h)  under the
     1940 Act, and is hereby authorized and directed to make such filings and to provide such notifications.

        IN  WITNESS  WHEREOF, I have hereunto set my hand as such officer of the
Fund this 8th day of November, 2006.

                                            BRIDGEWAY FUNDS, INC.

                                            /s/ Joanna Barnhill
                                            Joanna Barnhill
                                            Secretary